Exhibit 99.2

Interim Consolidated Financial Statements
(Expressed in Canadian Dollars)

MOUNTAIN PROVINCE
DIAMONDS INC.

Three months and nine months ended
September 30, 2010 and 2009
(Unaudited)

RESPONSIBILITY FOR INTERIM

CONSOLIDATED FINANCIAL STATEMENTS

The accompanying unaudited interim consolidated financial statements for Mountain Province Diamonds Inc. have been prepared by management in accordance with Canadian generally accepted accounting principles consistently applied.  The most significant of these accounting principles have been set out in the December 31, 2009 audited consolidated financial statements.  Only changes in accounting information have been disclosed in these unaudited interim consolidated financial statements (note 2).  These statements are presented on the accrual basis of accounting.  Accordingly, a precise determination of many assets and liabilities is dependent upon future events.  Therefore, estimates and approximations have been made using careful judgment.  Recognizing that the Company is responsible for both the integrity and objectivity of the unaudited interim consolidated financial statements, management is satisfied that these unaudited interim consolidated financial statements have been fairly presented.

These unaudited interim consolidated financial statements should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2009.

MOUNTAIN PROVINCE DIAMONDS INC.
Interim Consolidated Balance Sheets
(Expressed in Canadian dollars)

	September 30,	December 31,
	2010	2009
	(Unaudited)

Assets
Current assets:
Cash and cash equivalents	$1,984,041	$208,559
Short-term investments (note 4)	11,801,316	9,733,718
Marketable securities (note 3)	13,733	13,431
Amounts receivable	403,525	269,979
Advances and prepaid expenses	67,452	39,173
	14,270,067	10,264,860

Fixed assets	37,485	44,100

Interest in Gahcho Kué Joint Venture (note 5)	82,803,695	73,437,586

	$97,111,247	$83,746,546

Liabilities and Shareholders' Equity

Current liabilities:
Accounts payable and accrued liabilities	$4,343,624	$1,949,489

Future income tax liabilities	4,414,828	5,176,881

Asset retirement obligation relating to
Gahcho Kué Joint Venture (note 5)	5,401,634	5,103,875

Shareholders' equity:
Share capital (note 6(b))	110,238,670	97,312,714
Value assigned to warrants (note 6(d))	1,685,140	1,870,564
Contributed surplus (note 6(e))	1,026,302	1,238,302
Accumulated other comprehensive income	9,101	8,799
Deficit	(30,008,052)	(28,914,078)
	82,951,161	71,516,301

	$97,111,247	$83,746,546

Nature of operations and basis of presentation (note 1)
Subsequent event (note 6(b))

See accompanying notes to unaudited interim consolidated financial statements.
On behalf of the Board:

"Jonathan Comerford”         Director

"Patrick Evans"                 Director

MOUNTAIN PROVINCE DIAMONDS INC.
Interim Consolidated Statements of Operations and Deficit
(Expressed in Canadian dollars)
(Unaudited)

	Three months ended		Nine months ended
	September 30,		September 30,
	2010	2009	2010	2009

Expenses:
Accretion on asset
retirement obligation	$100,344	$225,037	$297,759	$225,037
Consulting fees	135,750	107,291	542,317	341,294
Depreciation	-	84,739	-	84,739
Gahcho Kué Project
management fee	54,950	13,428	95,724	13,428
Office and administration	49,745	136,943	144,802	157,298
Professional fees	87,342	142,982	254,022	282,508
Promotion and investor relations	16,879	138,658	23,716	143,867
Salary and benefits	9,243	-	30,703	21,460
Transfer agent and regulatory fees	24,886	42,253	96,069	98,962
Travel	28,000	15,841	68,289	44,043

Loss before the undernoted	(507,139)	(907,172)	(1,553,401)	(1,412,636)

Interest income	26,404	2,466	65,001	6,367

Loss before income taxes	(480,735)	(904,706)	(1,488,400)	(1,406,269)

Future income tax recovery	127,395	239,747	394,426	375,035

Loss for the period	(353,340)	(664,959)	(1,093,974)	(1,031,234)

Deficit, beginning of period	(29,654,712)	(27,697,004)	(28,914,078)	(27,330,729)

Deficit, end of period	$(30,008,052)	$(28,361,963)	$(30,008,052)	$(28,361,963)

Basic and diluted loss per share	$(0.01)	$(0.01)	$(0.02)	$(0.02)

Weighted average number of
shares outstanding	72,255,747	62,061,333	69,479,393	60,654,070

See accompanying notes to unaudited interim consolidated financial statements.

MOUNTAIN PROVINCE DIAMONDS INC.
Interim Consolidated Statements of Comprehensive Income
(Expressed in Canadian dollars)
(Unaudited)

	Three months ended		Nine months ended
	September 30,		September 30,
	2010	2009	2010	2009

Loss for the period	$ (353,340)	$ (664,959)	$ (1,093,974)	$ (1,031,234)

Other comprehensive income:
Unrealized gain on
marketable securities	6,033	13,037	302	15,032

Comprehensive loss	$ (347,307)	$ (651,922)	$ (1,093,672)	$ (1,016,202)

Interim Consolidated Statements of Accumulated Other Comprehensive Income
(Expressed in Canadian Dollars)
(Unaudited)

	Nine months ended
	September 30,
	2010	2009

Balance, beginning of period	$8,799	$751

Change in fair value of available-for-sale-assets –
marketable securities	302	15,032

Balance, end of the period	$9,101	$15,783

See accompanying notes to unaudited interim consolidated financial statements.

MOUNTAIN PROVINCE DIAMONDS INC.
Interim Consolidated Statements of Cash Flows
(Expressed in Canadian dollars)
(Unaudited)

	Three months ended		Nine months ended
	September 30,		September 30,
	2010	2009	2010	2009

Cash provided by (used in):

Operating activities:
Loss for the period	$ (353,340)	$ (664,959)	$ (1,093,974)	$ (1,031,234)
Items not involving cash:
Accretion on asset
retirement obligation	100,344	225,037	297,759	225,037
Depreciation	-	84,739	-	84,739
Future income taxes	(127,395)	(239,747)	(394,426)	(375,035)
Changes in non-cash operating
working capital:
Amounts receivable	(124,684)	(45,293)	(164,757)	(6,413)
Advances and prepaid
expenses	17,741	17,121	(28,279)	(29,911)
Accounts payable and
accrued liabilities	(26,227)	97,660	(268,195)	146,024
	(513,561)	(525,442)	(1,651,872)	(986,793)

Investing activities:
Deferred exploration and
development costs	(2,444,896)	(223,018)	(6,665,953)	(257,348)
Redemption of (investment in) of
short-term investments	637,224	(3,500,847)	(2,067,598)	(3,049,748)
	(1,807,672)	(3,723,865)	(8,733,551)	(3,307,096)

Financing activities:
Shares issued for cash,
net of costs	-	4,319,676	11,132,345	4,528,036
Shares issued for option exercise	326,000	392,000	326,000	392,000
Shares issued for warrant exercise	702,560	-	702,560	-
	1,028,560	4,711,676	12,160,905	4,920,036

(Decrease) increase in cash and
cash equivalents	(1,292,673)	462,369	1,775,482	626,147

Cash and cash equivalents,
beginning of the period	3,276,714	181,900	208,559	18,122

Cash and cash equivalents,
end of period	$ 1,984,041	$ 644,269	$ 1,984,041	$ 644,269
Supplemental disclosure of
non-cash investing activities:
Changes in liabilities of
mineral interests	$ 799,560	$ 1,073,130	$ 2,774,548	$ 1,073,130

See accompanying notes to unaudited interim consolidated financial statements.

MOUNTAIN PROVINCE DIAMONDS INC.
Notes to Interim Consolidated Financial Statements
(Expressed in Canadian dollars)

Three months and nine months ended September 30, 2010 and 2009
(Unaudited)

1.	Nature of operations and basis of presentation:

Mountain Province Diamonds Inc. (the "Company") is in the process of developing and permitting its mineral properties primarily in conjunction with De Beers Canada Inc. ("De Beers Canada"), and has not yet determined whether these properties contain mineral reserves that are economically recoverable.  The underlying value and recoverability of the amounts shown as interest in Gahcho Kué Joint Venture is dependent upon the ability of the Company and/or its mineral property partner to discover economically recoverable reserves, successful permitting and development, and upon future profitable production or proceeds from disposition of the Company's mineral properties.  Failure to discover economically recoverable reserves will require the Company to write-off costs capitalized to date.

The Company changed its year end from March 31 to December 31, effective December 31, 2009, to align its fiscal year end with that of De Beers Canada, the operator of the Gahcho Kué Project (note 5).

These unaudited interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("GAAP") for interim financial information.  Accordingly, they do not include all of the disclosures and notes to the consolidated financial statements required by GAAP for annual consolidated financial statements and as such should be read in conjunction with the audited consolidated financial statements and the notes thereto for the Company of the year ended December 31, 2009.

The consolidated balance sheet at December 31, 2009 has been derived from the audited consolidated financial statements at that date but does not include all of the information and footnotes required by GAAP for annual consolidated financial statements.

These interim consolidated financial statements follow the same accounting policies and methods of their application as the Company's most recent annual consolidated financial statements.

MOUNTAIN PROVINCE DIAMONDS INC.
Notes to Interim Consolidated Financial Statements
(Expressed in Canadian dollars)

Three months and nine months ended September 30, 2010 and 2009
(Unaudited)

1.	Nature of operations and going concern (continued):

These interim consolidated financial statements have been prepared on a going concern basis in accordance with GAAP.  The Company's ability to continue as a going concern and to realize the carrying value of its assets and discharge its liabilities is dependent on the discovery of economically recoverable mineral reserves, the ability of the Company to obtain necessary financing to fund its operations, and the future production or proceeds from developed properties.  The Company continues to investigate various sources of additional liquidity to increase the cash balances required for ongoing operations over the foreseeable future.  These additional sources include, but are not limited to, share offerings, private placements, credit facilities, and debt, as well as exercises of outstanding options and warrants.  However, there is no certainty that the Company will be able to obtain financing from any of those sources.  These interim consolidated financial statements do not reflect adjustments that would be necessary if the going concern assumption were not appropriate.

Certain of the comparative figures have been reclassified to conform to the current year’s presentation.

2.	Future accounting policy changes:

Business combinations, consolidated financial statements, non-controlling interests and comprehensive revaluation of assets and liabilities:

For interim and annual financial statements relating to its fiscal year commencing January 1, 2011, the Company will be required to adopt The Canadian Institute of Chartered Accountants' ("CICA") new Handbook Section 1582, Business Combinations ("Section 1582") (replacing Section 1581 Business Combinations), Section 1601, Consolidated Financial Statements ("Section 1601"), Section 1602, Non-Controlling Interests ("Section 1602") and Section 1625, Comprehensive Revaluation of Assets and Liabilities ("Section 1625").

Section 1582 establishes standards for the accounting of a business combination for which the acquisition date is after the Company's fiscal year ended December 31, 2010.

MOUNTAIN PROVINCE DIAMONDS INC.
Notes to Interim Consolidated Financial Statements
(Expressed in Canadian dollars)

Three months and nine months ended September 30, 2010 and 2009
(Unaudited)

2.	Future accounting policy changes (continued):

Section 1601, with the new Section 1602, replaces the former Section 1600, Consolidated Financial Statements, and establishes standards for the preparation of consolidated financial statements.  Section 1602 establishes standards for accounting for a non-controlling interest in a subsidiary in consolidated financial statements subsequent to a business combination.  Section 1625 is amended as a result of Section 1582, Section 1601 and Section 1602, and applies prospectively.

Section 1582, Section 1601, Section 1602, and Section 1625 apply to the Company's interim and annual financial statements relating to the Company's fiscal year commencing January 1, 2011.  Section 1601, Section 1602 and Section 1625 permit early adoption.

The Company has not yet determined the effect, if any, that the adoption of these new standards will have on its interim consolidated financial statements.

3.	Marketable securities:

The quoted market value of the remaining marketable securities at September 30, 2010, was $13,733 (December 31, 2009 - $13,431).  The original cost of these marketable securities at September 30, 2010 was $4,632 (December 31, 2009 - $4,632).

The Company has assessed the risk associated with its available-for-sale marketable securities to include market risk, since the market value of the available-for-sale marketable securities is subject to fluctuations.

MOUNTAIN PROVINCE DIAMONDS INC.
Notes to Interim Consolidated Financial Statements
(Expressed in Canadian dollars)

Three months and nine months ended September 30, 2010 and 2009
(Unaudited)

4.	Financial instruments:

(a)	Financial assets and liabilities:

The short-term investments at September 30, 2010 are cashable guaranteed investment certificates ("GICs") held with a major Canadian financial institution with maturities between November 2010 and May 2011.  The GICs held at September 30, 2010 are carried at fair market value.  Given the GICs' low risk and the ability to cash them at any time, the fair market value recorded is estimated to be reasonably approximated by the amount of cost plus accrued interest.  There is no restriction on the use of the short-term investments.  The balance of interest income recognized in the Company's interim consolidated financial statements represents interest income from all other sources.

The Company's financial assets at September 30, 2010, consist of short-term investments and marketable securities which are classified as Level 1.

The fair values of the marketable securities, amounts receivable and accounts payable and accrued liabilities approximate their carrying values due to the relatively short-term maturity of these financial instruments.

(b)	Financial instrument risk exposure:

(i)	Credit risk:
Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its obligations.  The Company's maximum exposure to credit risk at the interim consolidated balance sheet dates under its financial instruments is summarized as follows:
	September 30,	December 31,
	2010	2009

Amounts receivable:
Currently due	$165,312	$269,979
Past due by 90 days or less,
not impaired	238,213	–

	$403,525	$269,979

Cash and cash equivalents	$1,984,041	$208,559
Short-term investments	11,801,316	9,733,718

	$13,785,357	$9,942,277

MOUNTAIN PROVINCE DIAMONDS INC.
Notes to Interim Consolidated Financial Statements
(Expressed in Canadian dollars)

Three months and nine months ended September 30, 2010 and 2009
(Unaudited)

4.	Financial instruments (continued):

All of the Company's cash and cash equivalents and short-term investments are held with a major Canadian financial institution and thus the exposure to credit risk is considered insignificant.  The short-term investments are cashable in whole or in part with interest at any time to maturity.  Management actively monitors the Company's exposure to credit risk under its financial instruments, including with respect to receivables.  The Company considers the risk of loss to be remote and significantly mitigated due to the financial strength of the party from whom the receivables are due - the Canadian government for goods and services tax refunds receivable in the amount of $381,554 and from the government of Northwest Territories for fuel tax rebate of $21,971.

The Company's current policy is to invest excess cash in Canadian bank guaranteed notes.  It periodically monitors the investments it makes and is satisfied with the credit ratings of its bank.

(ii)	Liquidity risk:

Liquidity risk is the risk that the Company will not be able to meet its obligations associated with financial liabilities.  The Company has a planning and budgeting process in place by which it anticipates and determines the funds required to support its normal operating requirements.  The Company coordinates this planning and budgeting process with its financing activities through its capital management process.  The Company's financial liabilities comprise its accounts payable and accrued liabilities, all of which are due within the next 12 month period.  Other than minimal office space rental commitments, there are no other capital or operating lease commitments.

As identified in note 1, the Company's ability to realize the carrying value of its assets and discharge its liabilities is dependent on the discovery of economically recoverable mineral reserves, the ability of the Company to obtain necessary financing to fund its operations and the future production or proceeds from developed properties.

MOUNTAIN PROVINCE DIAMONDS INC.
Notes to Interim Consolidated Financial Statements
(Expressed in Canadian dollars)

Three months and nine months ended September 30, 2010 and 2009
(Unaudited)

4.	Financial instruments (continued):

(iii)	Market risk:

The Company's marketable securities are classified as available-for-sale, and are subject to changes in the market.  They are recorded at fair value in the Company's financial statements, based on the closing market value at the end of the period for each security included.  The original cost of the marketable securities is $4,632.  The Company's exposure to market risk is not considered to be material.

(iv)	Foreign currency risk:

The Company is exposed to a very small amount of foreign currency risk at the interim consolidated balance sheet dates through its U.S. denominated accounts payable and cash.  A 10% depreciation or appreciation of the U.S. dollar against the Canadian dollar would result in an approximate $15,500 decrease or increase, respectively, in both net and comprehensive loss.  The Company currently has only limited exposure to fluctuations in exchange rates between the Canadian and U.S. dollar as significantly all of its operations are located in Canada.  Accordingly, the Company has not employed any currency hedging programs during the current period.

(v)	Interest rate risk:

The Company has no significant exposure at September 30, 2010 to interest rate risk through its financial instruments.  The short-term investments are at fixed rates of interest that do not fluctuate during the remaining term.  The Company has no interest-bearing debt.

MOUNTAIN PROVINCE DIAMONDS INC.
Notes to Interim Consolidated Financial Statements
(Expressed in Canadian dollars)

Three months and nine months ended September 30, 2010 and 2009
(Unaudited)

5.	Interest in Gahcho Kué Joint Venture:

	September 30,	December 31,
	2010	2009

Balance, beginning of period	$73,437,586	$65,161,533

Changes in the period:
Additional mineral interest resulting
from the 2009 Gahcho Kué
Joint Venture Agreement	–	4,971,252
Change in proportionate share of
Gahcho Kué net capitalized costs
in the period	774,202	–
Technical consulting	135,648	18,384
Mining lease costs	9,540	9,540
Sunk cost repayment	2,484,447	1,290,838
Company portion of feasibility study costs	2,675,754	1,339,304
Company portion of project costs	3,286,518	646,735
	9,366,109	8,276,053

Balance, end of period	$82,803,695	$73,437,586

The Company holds a 49% interest in the Gahcho Kué Project located in the Northwest Territories, Canada, and De Beers Canada holds the remaining 51% interest.  The joint venture between the Company and De Beers Canada is governed by an agreement entered into on July 3, 2009 (the "2009 Agreement").  The Company considers that the Gahcho Kué joint venture is a related party under CICA Handbook Section 3840, Related Party Transactions.

Under a previous agreement (the "2002 Agreement") in effect until July 3, 2009, De Beers Canada carried all costs incurred by the Gahcho Kué Project, and De Beers Canada had no recourse to the Company for repayment of funds until, and unless, the Gahcho Kué Project is built, in production, and generating net cash flows.

MOUNTAIN PROVINCE DIAMONDS INC.
Notes to Interim Consolidated Financial Statements
(Expressed in Canadian dollars)

Three months and nine months ended September 30, 2010 and 2009
(Unaudited)

5.	Interest in Gahcho Kué Joint Venture (continued):

On July 3, 2009, the Company entered the 2009 Agreement with De Beers Canada (jointly, the "Participants") under which:

(a)
The Participants' continuing interests in the Gahcho Kué Project will be the Company 49% and De Beers Canada 51%, with the Company's interest no longer subject to the dilution provisions in the 2002 Agreement, except for normal dilution provisions which are applicable to each Participant;

(b)	Each Participant will market their own proportionate share of diamond production in accordance with their participating interest;

(c)	Each Participant will contribute their proportionate share to the future project development costs;

(d)	Material strategic and operating decisions will be made by consensus of the Participants as long as each Participant has a participating interest of 40% or more;

(e)	The Participants have agreed that the sunk historic costs to the period ending on December 31, 2008 will be reduced and limited to $120,000,000;

(f)	The Company will repay De Beers Canada $59,000,000 (representing 49% of an agreed sum of $120,000,000) in settlement of the Company's share of the agreed historic sunk costs on the following schedule:

•	$200,000 on execution of the 2009 Agreement (the Company's contribution to the 2009 Joint Venture expenses to date of execution of the 2009 Agreement);
•	Up to $5,100,000 million in respect of De Beers Canada's share of the costs of the feasibility study; ($3,775,286 recorded to September 30, 2010);
•	$10,000,000 upon the completion of a feasibility study with a 15% IRR and a decision to build;
•	$10,000,000 following the issuance of the construction and operating permits;
•	$10,000,000 following the commencement of commercial production; and
•	The balance within 18 months following commencement of commercial production.

MOUNTAIN PROVINCE DIAMONDS INC.
Notes to Interim Consolidated Financial Statements
(Expressed in Canadian dollars)

Three months and nine months ended September 30, 2010 and 2009
(Unaudited)

5.	Interest in Gahcho Kué Joint Venture (continued):

The Company has agreed that its marketing rights under the 2009 Agreement may be diluted if the Company defaults on certain of the repayments described above if and when such payments become due.

The 2009 Agreement's provision for consensus decision-making for material strategic and operating decisions provides the Company with joint control for the Gahcho Kué Project with De Beers Canada, and the Company accounts for the Gahcho Kué Project as a joint venture.  Accordingly, the Company has determined its proportionate share (49%) of the assets, liabilities, revenue and expenses of the joint venture, and recorded them in its interim consolidated financial statements effective July 4, 2009.

Summarized below are the results of operations, cash flows and financial position relating to the Company's proportional interest (49%) in the Gahcho Kué joint venture for the three months and nine months ended September 30, 2010 and 2009:

	Three months ended		Nine months ended
	September 30,		September 30,
	2010	2009	2010	2009

Results of operations:
Revenue	$–	$–	$–	$–
Expenses	155,294	323,204	393,483	323,204

Proportionate share
of net loss	$155,294	$323,204	$393,483	$323,204

Cash flows:
Operating activities	$(54,950)	$(13,428)	$(95,724)	$(13,428)
Financing activities	–	–	–	–
Investing activities	54,950	13,428	95,724	13,428

Proportionate share of
change in cash and
cash equivalents	$–	$–	$–	$–

MOUNTAIN PROVINCE DIAMONDS INC.
Notes to Interim Consolidated Financial Statements
(Expressed in Canadian dollars)

Three months and nine months ended September 30, 2010 and 2009
(Unaudited)

5.	Interest in Gahcho Kué Joint Venture (continued):

	September 30,	December 31,
	2010	2009

Financial position:
Current assets	$74,849	$106,061
Long-term assets	71,911,431	66,000,782
Current liabilities	(985,840)	(163,502)
Long-term liabilities	(5,401,634)	(5,103,875)

Proportionate share of net assets	$65,598,806	$60,839,466

Asset retirement obligation:

The fair value of the Gahcho Kué Project asset retirement obligation was calculated using the total undiscounted cash flows required to settle estimated obligations (estimated to be approximately $28,900,000), expected timing of cash flow payments required to settle the obligations between 2011 and 2028, a credit-adjusted risk-free discount rate of 7.8%, and an inflation rate of 2.3%.

The balance of the asset retirement obligation is as follows:

	September 30,	December 31,
	2010	2009

Balance, beginning of period	$5,103,875	$–
Asset retirement obligation recorded
as a result of the 2009 Agreement	–	4,913,811
Accretion recorded during the period	297,759	190,064

Balance, end of period	$5,401,634	$5,103,875

MOUNTAIN PROVINCE DIAMONDS INC.
Notes to Interim Consolidated Financial Statements
(Expressed in Canadian dollars)

Three months and nine months ended September 30, 2010 and 2009
(Unaudited)

6.	Share capital and contributed surplus:

(a)	Authorized:
Unlimited common shares, without par value

(b)	Issued and fully paid:

	Number of
	shares	Amount

Balance, March 31, 2008	59,870,881	$85,581,729
Exercise of stock options	61,500	34,502
Value of stock options exercised	–	254,610

Balance, March 31, 2009	59,932,381	85,870,841
Exercise of stock options	365,365	600,360
Value of stock options exercised	–	294,903
Issuance of shares from financings, net of costs	6,334,000	10,546,610

Balance, December 31, 2009	66,631,746	97,312,714
Issuance of shares from financing	5,476,177	11,499,972
Exercise of stock options	150,000	538,000
Exercise of warrants	326,050	887,984
Balance, September 30, 2010	72,583,973	$110,238,670

On August 4, 2009, the Company completed a private placement.  An aggregate of 3,000,000 Units of the Company were issued at a price of $1.50 per Unit for aggregate gross proceeds of $4,500,000.  Each Unit comprises one common share of the Company and one-half of one common share purchase warrant.  Each whole warrant entitles the holder to acquire one additional common share at an exercise price of $2.00 for a period of 18 months.  Directors and officers of the Company purchased a total of 40,000 Units.

On December 8, 2009, the Company announced that it had closed its bought deal financing (the "Offering") under which the Company issued 3,334,000 units ("Units") in consideration for $2.70 per Unit to raise gross proceeds of $9,001,800.  Each Unit comprises one common share and one-half of a common share purchase warrant, with each whole warrant entitling the holder to acquire one additional common share at an exercise price of $3.20 per common share for a period of 18 months.  As well, the underwriters of the Offering subscribed to 50,000 common share purchase warrants for $0.268 each for gross proceeds of $13,400 (See (d) for more information about the common share purchase warrants).

MOUNTAIN PROVINCE DIAMONDS INC.
Notes to Interim Consolidated Financial Statements
(Expressed in Canadian dollars)

Three months and nine months ended September 30, 2010 and 2009
(Unaudited)

6.	Share capital and contributed surplus (continued):

On May 17, 2010, the Company completed its non-brokered private placement of 5,476,177 common shares ("Shares") at a price of $2.10 per Share, to raise gross proceeds of $11,499,972.  Proceeds from the private placement are being used to support the feasibility study and permitting for the Gahcho Kué Project, and for general corporate purposes.

On November 3, 2010, the Company announced that a private placement financing of 4.6 million common shares at $5 per share (the “Offering”)  for gross proceeds of $23 million was fully subscribed.  The net proceeds of the Offering will be used to advance the Gahcho Kué diamond project and for general corporate purposes.  The Offering is due to close on or before November 18, 2010.

(c)	Stock options:

The Company, through its Board of Directors and shareholders, adopted a stock option plan (the "Plan") which, among other things, allows for the maximum number of shares that may be reserved for issuance under the Plan to be 10% of the Company's issued and outstanding shares at the time of the grant.  The Board of Directors has the authority and discretion to grant stock option awards within the limits identified in the Plan, which includes provisions limiting the issuance of options to insiders and significant shareholders to maximums identified in the Plan.

The aggregate maximum number of shares pursuant to options granted under the Plan will not exceed 6,309,774 shares, and as at September 30, 2010, there were 5,075,139 shares available to be issued under the Plan.

MOUNTAIN PROVINCE DIAMONDS INC.
Notes to Interim Consolidated Financial Statements
(Expressed in Canadian dollars)

Three months and nine months ended September 30, 2010 and 2009
(Unaudited)

6.	Share capital and contributed surplus (continued):

The following presents the continuity of stock options outstanding:
		Weighted
		average
	Number of	exercise
	options	price

Balance, March 31, 2008	461,500	$2.47
Granted	900,000	1.26
Exercised	(61,500)	0.56

Balance, March 31, 2009	1,300,000	1.72
Granted	300,000	1.72
Exercised	(365,365)	1.64

Balance, December 31, 2009	1,234,635	1.75
Exercised	(150,000)	2.17

Balance, September 30, 2010	1,084,635	$1.69

During the nine months ended September 30, 2010, 150,000 options were exercised for proceeds of $326,000.

The following are the stock options outstanding and exercisable at September 30, 2010:

			Weighted
	Black-		average
	Scholes	Number of	remaining	Exercise
Expiry date	value	options	life	price

January 30, 2011	$321,100	100,000	0.33 years	4.50
November 23, 2013	436,797	684,635	3.15 years	1.26
August 25, 2014	268,405	300,000	3.90 years	1.72

	$1,026,302	1,084,635	3.10 years

MOUNTAIN PROVINCE DIAMONDS INC.
Notes to Interim Consolidated Financial Statements
(Expressed in Canadian dollars)

Three months and nine months ended September 30, 2010 and 2009
(Unaudited)

6.	Share capital and contributed surplus (continued):

(d)	Warrants:

The Company's financing, which closed on August 4, 2009, involved an aggregate of 3,000,000 Units of the Company at a price of $1.50 per Unit.  Each Unit comprises one common share of the Company and one-half of one common share purchase warrant.  Each whole warrant entitles the holder to acquire one additional common share at an exercise price of $2.00 per common share for a period of 18 months.

The Company's Offering, which closed on December 8, 2009, involved an aggregate of 3,334,000 Units at a price of $2.70 per Unit.  Each Unit comprises of one common share of the Company and one-half of a common share purchase warrant.  Each whole warrant entitles the holder to acquire one additional common share at an exercise price of $3.20 per common share for a period of 18 months.  In addition, the underwriters of the Offering were issued 50,000 common share purchase warrants for consideration of $0.268 each with the same exercise price of $3.20 per common share and the same period of 18 months.

The following is a summary of warrants outstanding at September 30, 2010:

	Number of	Exercise
Date of issue	warrants	price	Expiry date

August 4, 2009	1,216,000	$2.00	February 5, 2011
December 8, 2009	1,674,950	3.20	June 8, 2011

	2,890,950

Upon issuance, the warrants were assigned a value of $1,870,564 calculated using the Black-Scholes option pricing model with the following assumptions:

Dividend yield	–
Expected volatility	79.91% - 87.02%
Risk-free interest rate	0.65% - 0.87%
Expected lives	18 months
Fair value of warrants	$0.546 - $0.722

 During the nine months ended September 30, 2010, 326,050 warrants were exercised for proceeds of $702,560.  Subsequent to the end of the quarter, 115,000 warrants were exercised for proceeds of $302,000.

MOUNTAIN PROVINCE DIAMONDS INC.
Notes to Interim Consolidated Financial Statements
(Expressed in Canadian dollars)

Three months and nine months ended September 30, 2010 and 2009
(Unaudited)

6.	Share capital and contributed surplus (continued):

(e)	Contributed surplus:

Balance, March 31, 2008	$945,210
Recognition of stock-based
compensation expense	574,200
Value on exercise of stock options
transferred to share capital	(254,610)

Balance, March 31, 2009	1,264,800
Recognition of stock-based
compensation expense	268,405
Value on exercise of stock options
transferred to share capital	(294,903)

Balance, December 31, 2009	1,238,302
Value on exercise of stock options
transferred to share capital	(212,000)
Balance September 30, 2010	$1,026,302